Exhibit 21.1

SUBSIDIARIES

Jurisdiction in
Subsidiary	Which Organized

Crawford Leasing Services, Inc.	Georgia
Crawford & Company International, Inc.	Georgia
Broadspire Services, Inc.	Delaware
The Garden City Group, Inc.	Delaware
Risk Sciences Group, Inc.	Delaware
Crawford & Company of New York, Inc.	New York
Crawford & Company Adjusters Limited	England
Crawford & Company Adjusters (UK) Limited	England
Crawford & Company (Canada), Inc.	Canada
Crawford & Company (Australia) Pty Limited	Australia
Crawford-THG (Cayman) Ltd.	Cayman Islands
Crawford & Company (Sweden) AB	Sweden
Crawford & Company (Nederland) BV	Netherlands
Crawford & Company (Norway) AS	Norway
Crawford & Co (SA) (PTY) Ltd	South Africa
Crawford France SARL	France
Crawford & Company Adjusters (Malaysia) Sdn. Bhd.	Malaysia
Crawford & Company EMEA/AR Holdings Limited	United Kingdom
Crawford & Company Financial Services Ltd.	Cayman Islands
Specialist Liability Services Limited	England